SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bronco Drilling Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

112211107

(CUSIP Number)

Eduardo Valdes Acra
Inmobiliaria Carso, S.A. de C.V.
Avenida Insurgentes Sur #3500, PB
Colonia Pena Pobre
Delegacion Tlalpan, CP
14060 Mexico D.F.
Mexico
(52) 55 5325 0505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Carlos Slim Helú

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock (as defined below) and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant (as defined below), representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Carlos Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Marco Antonio Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Patrick Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Maria Soumaya Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Vanessa Paola Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Johanna Monique Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Inmobiliaria Carso, S.A. de C.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,200,000* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,200,000* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,200,000* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.43%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC

_____________________________
*  As of the date hereof, includes 4,200,000 shares of Common Stock.  Percentage ownership is calculated based on 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Banco Inbursa, S.A., Institucion de Banca Multiple Grupo Financiero Inbursa

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) BK

_____________________________
*  Percentage ownership is calculated based on 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Carso Infraestructura y Construcción, S.A.B. de C.V. ("CICSA")

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,554,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,554,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,554,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%* (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) CO

_____________________________
*  As of the date hereof, includes 1,554,360 shares of Common Stock issuable upon exercise of the Warrant after giving effect to the limitations on exercise set forth in the Warrant, which are described in Item 6 below.  Percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Company with the Commission on November 9, 2009, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

This Schedule 13D (the "Schedule 13D") is being filed on behalf of (i) Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), (ii) Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria"), (iii) Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa ("Banco Inbursa"), and (iv) Carso Infraestructura y Construcción, S.A.B. de C.V. ("CICSA" and, together with the Slim Family, Inmobiliaria and Banco Inbursa, the "Reporting Persons"), with respect to the beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of Bronco Drilling Company, Inc., a Delaware corporation (the "Company").  With respect to the Slim Family, Inmobiliaria, and Banco Inbursa, this Amendment No. 1 (the "First Amendment") amends the initial Schedule 13D filed with the Commission on September 23, 2009, which superseded the Schedule 13G filed with the Commission on October 22, 2008, as amended on November 26, 2008, February 13, 2009, and March 12, 2009.  As further described herein, the Reporting Persons have not acquired and are not holding any securities of the Company with the purpose of changing or influencing control of the Company, or in connection with or as a participant in any transaction having that purpose, and the Reporting Persons do not believe that they have acquired or are holding any securities of the Company with the effect of changing or influencing control of the Company, or in connection with or as a participant in any transaction having that effect.

Item 1.    Security and Issuer.

This Schedule 13D relates to the Common Stock.  The address of the principal executive offices of the Company is 16217 North May Avenue, Edmond, Oklahoma 73013.

Item 2.    Identity and Background.

(a)      As described above, this Schedule 13D is being filed by Inmobiliaria, the members of the Slim Family, Banco Inbursa and CICSA.  The members of the Slim Family directly and indirectly beneficially own a majority of the outstanding voting and equity securities of each of Inmobiliaria, Banco Inbursa and CICSA.  As a result, each member of the Slim Family may be deemed to share beneficial ownership of all of the shares of Common Stock beneficially owned by these entities.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.  Each of Inmobiliaria, Banco Inbursa and CICSA disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the shares of Common Stock that may be deemed to be beneficially owned by it except with respect to any shares of Common Stock (or rights to acquire shares of Common Stock) directly owned by such Reporting Person.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Inmobiliaria, Banco Inbursa, CICSA or any of their respective affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b)      The principal business address for each of Inmobiliaria and Banco Inbursa is: Avenida Insurgentes Sur #3500, PB, Colonia Peña Pobre, Delegación Tlalpan, CP, 14060 México D.F., México.  The principal business address for CICSA is: Miguel de Cervantes Saveedra #255, Col. Granada CP, 11520, México, D.F., México.  The principal business address for each member of the Slim Family is: Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 México, D.F., México.

(c)      The principal business of Inmobiliaria is to act as a holding company that makes portfolio investments in various entities.  The principal business of each of the members of the Slim Family is set forth in Schedule I attached hereto.  The principal business of Banco Inbursa is to act as a financial institution duly authorized by the Mexican Ministry of Finance and Public Credit to render services as a banking institution in Mexico or abroad as permitted by applicable law.  The principal business of CICSA is to offer engineering and construction services in Mexico.  CICSA operates in four sectors, including manufacturing and services for the oil industry, infrastructure projects, civil construction and telecommunications projects.

(d)      The executive officers and directors of Inmobiliaria are set forth in Schedule II attached hereto.  The executive officers and directors of Banco Inbursa are set forth on Schedule III attached hereto.  The executive officers and directors of CICSA are set forth on Schedule IV attached hereto.  None of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II, Schedule III or Schedule IV attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      None of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II, Schedule III, or Schedule IV attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Inmobiliaria is a sociedad anonima de capital variable organized under the laws of Mexico.  Each member of the Slim Family is a Mexican citizen.  Banco Inbursa is a sociedad anonima organized under the laws of Mexico.  CICSA is a sociedad anonima bursatil de capital variable organized under the laws of Mexico.

Item 3.    Source and Amount of Funds or Other Consideration.

On September 18, 2009, Banco Inbursa was issued the Warrant (as defined below) by the Company in connection with its execution and delivery of the Credit Agreement (as defined below).  On November 30, 2009, Banco Inbursa assigned the Warrant and all rights therein to CICSA in connection with the execution of the Assignment Agreement (as defined below).

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock and the Warrant (collectively, the "Company Securities") for investment purposes because of the belief that the Company Securities represent attractive investments.  The Reporting Persons intend to review their investments in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company's financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company, its subsidiaries and the Joint Venture (as defined below), the Company's management, Board of Directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.

The Reporting Persons may from time to time take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares of Common Stock (including upon exercise of the Warrant) or disposing of some or all of the Shares (or other securities of the Company, including the Warrant), including Shares acquired upon exercise of the Warrant (including dispositions to affiliates or related parties), or engaging in discussions with the Company, its subsidiaries and/or the Joint Venture concerning future transactions with the Company, its subsidiaries and/or the Joint Venture, including, without limitation, acquisitions or dispositions of shares of capital stock or other securities of the Company, any subsidiary thereof and/or the Joint Venture, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4, and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company, including the Company Securities, and, if applicable, securities of any subsidiary thereof and/or the Joint Venture.  Any acquisition or disposition of any securities of the Company and, if applicable, securities of any subsidiary thereof and/or the Joint Venture may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company, a subsidiary thereof or the Joint Venture, as applicable, or otherwise.  As part of the Reporting Persons' continuing evaluation of, and preservation of the value of, their investments in the Company Securities or other securities of the Company, any subsidiary thereof or the Joint Venture, as applicable, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company's management, the Board of Directors of the Company, existing or potential strategic partners of the Company, other stockholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons' investments in the Company Securities and other securities of the Company, any subsidiary thereof and/or the Joint Venture, as applicable, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company, its subsidiaries and/or the Joint Venture.

Except as set forth in this Schedule 13D, including in Item 6 below, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II , Schedule III or Schedule IV has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company, its subsidiaries and/or the Joint Venture and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

(a)      As of the date hereof, (i) Inmobiliaria directly owns 4,200,000 shares of Common Stock, (ii) CICSA directly owns the Warrant, which represents the right, subject to the terms and conditions set forth therein, including the limitations on exercise set forth therein and as described in Item 6 below, to purchase up to 5,440,770 shares of Common Stock, and (iii) the Slim Family, due to their direct and indirect beneficial ownership of a majority of the outstanding voting and equity securities of each of Inmobiliaria and CICSA, may be deemed to share beneficial ownership of all of the shares of Common Stock beneficially owned by Inmobiliaria and CICSA.  Due to their relationships with each other, as of the date hereof, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, and therefore each Reporting Person may be deemed to beneficially own 5,754,360 shares of Common Stock, which as of the date hereof is comprised of 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant (which represents the maximum number of Shares that may be acquired upon exercise of the Warrant as of the date hereof after giving effect to the limitations on exercise set forth in the Warrant and described in Item 6 below), representing approximately 19.99% of the outstanding shares of Common Stock, which percentage ownership is calculated based on (i) 27,217,459 shares of Common Stock outstanding as of September 17, 2009 as set forth in the Warrant Agreement (as defined below), and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.  Each of Inmobiliaria and CICSA disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the shares of Common Stock that may be deemed to be beneficially owned by it except with respect to any shares of Common Stock (or rights to acquire shares of Common Stock) directly owned by such Reporting Person.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Inmobiliaria, CICSA or any of their respective affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b)      Inmobiliaria shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,200,000 shares of Common Stock that are directly owned by it.  CICSA, upon exercise of the Warrant, will share the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock acquired upon the exercise thereof.  The members of the Slim Family share the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock that may be deemed to be beneficially owned by each of Inmobiliaria and CICSA.

(c)      During the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II,  Schedule III or Schedule IV hereto.

(d)      Except as set forth in this Schedule 13D, including in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Credit Agreement

On September 18, 2009, Banco Inbursa as lender and issuing bank entered into a $75 million revolving credit agreement (the "Credit Agreement") with the Company and its domestic subsidiaries as guarantors in order to, among other things, provide funds to retire the obligations of the Company under its existing revolving credit facility entered into on September 29, 2008 with Fortis Bank SA/NV, New York Branch, as administrative agent, and a syndicate of lenders (which existing revolving credit facility was terminated as of September 18, 2009).  The revolving credit facility matures in September 2014.  Loans under the Credit Agreement bear interest at LIBOR plus a 5.80% margin.  Availability under the Credit Agreement is subject to a borrowing base equal to 50% of the aggregate orderly liquidation value of pledged complete rigs.  The Credit Agreement provides for a quarterly commitment fee of 0.5% per annum of the unused portion of the revolving credit facility, and fees for each letter of credit issued under the facility.

The Company's domestic subsidiaries have guaranteed the loans and other obligations under the Credit Agreement.  The obligations under the revolving credit facility and the related guarantees are secured by a first priority security interest in substantially all of the assets (other than real estate) of the Company and its domestic subsidiaries, as well as the equity interests of the domestic subsidiaries of the Company and the Company's interest in the Joint Venture.

The Credit Agreement contains customary covenants for facilities of this type, including, without limitation, covenants regarding the Company's ability to incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions, and a leverage ratio which shall not exceed 3.50 to 1.00.  In addition, a Change of Control (as defined in the Credit Agreement) constitutes an event of default under the Credit Agreement.  The Credit Agreement provides for mandatory prepayments under certain circumstances.

The foregoing summary of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement, which was filed as Exhibit 99.2 to the initial Schedule 13D filed with the Commission on September 23, 2009.

Joint Venture

On September 18, 2009, CICSA entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with the Company and Saddleback Properties LLC, a wholly-owned subsidiary of the Company, pursuant to which CICSA purchased 60% of the outstanding membership interests of Bronco Drilling MX, S. de R.L. de C.V., a company organized under the laws of Mexico ("Bronco MX").  After giving effect to the transactions contemplated by the Purchase Agreement, the Company owns the remaining 40% of the outstanding membership interests of Bronco MX.  Immediately prior to the sale of the membership interests in Bronco MX to CICSA, the Company (i) contributed six drilling rigs (Nos. 4, 43, 53, 58, 60 and 72), and certain collection rights and/or rights to the profits pursuant to contracts to lease and maintain certain drilling equipment for Pemex Exploración y Producción ("Pemex"), and (ii) agreed to contribute three additional drilling rigs (Nos. 55, 76 and 78) to Bronco MX upon the expiration or earlier termination of the Pemex leases relating to such rigs.

CICSA paid the Company U.S. $30.0 million in exchange for the 60% membership interest in Bronco MX.  CICSA also agreed to reimburse the Company for 60% of the value added taxes paid by, or on behalf of, the Company as a result of the importation of six drilling rigs that were contributed by the Company to Bronco MX to Mexico.

Bronco MX is jointly managed, with CICSA appointing three representatives to its board of managers and the Company appointing two representatives to its board of managers.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which was filed as Exhibit 99.3 to the initial Schedule 13D filed with the Commission on September 23, 2009.

Warrant, Warrant Agreement and Registration Rights Agreement

On September 18, 2009 (the "Issue Date"), Banco Inbursa entered into a Warrant Agreement (the "Warrant Agreement") with the Company, pursuant to which the Company issued a warrant (the "Warrant") to Banco Inbursa to purchase up to 5,440,770 shares of Common Stock (subject to adjustment in certain circumstances that are set forth in the Warrant).  On November 30, 2009, Banco Inbursa assigned all of its rights under the Warrant to CICSA pursuant to an assignment agreement (the "Assignment Agreement"), a copy of which is attached hereto as Exhibit 99.2.

The Warrant Agreement provides that the Warrant may be exercised, in whole or in part, at any time after the Issue Date until September 18, 2012.  The exercise price of the Warrant is (i) $6.50 per share, from the Issue Date through the first anniversary thereof, (ii) $7.00 per share, following the first anniversary of the Issue Date through the second anniversary of the Issue Date and (iii) $7.50 per share, following the second anniversary of the Issue Date through the third anniversary of the Issue Date (the "Exercise Price").  The Warrant may be transferred by any Warrantholder (as defined in the Warrant), in whole or in part, subject to the terms set forth in the Warrant.

The number of shares of Common Stock issuable upon exercise of the Warrant is subject to certain limitations.  Specifically, the Warrantholder may not exercise the Warrant for a number of shares of Common Stock which will exceed 19.99% of the shares of the Common Stock that were issued and outstanding on the Issue Date (subject to adjustment for stock splits, combinations and similar events).  In addition, the number of Shares that may be acquired by the Warrantholder upon any exercise of the Warrant is limited to the extent necessary to ensure that, immediately after giving effect to the exercise of the Warrant, the total number of shares of Common Stock owned by the Warrantholder and its Affiliates (as defined in the Warrant) and any other Person (as defined in the Warrant) whose ownership of Common Stock would be aggregated with the Warrantholder's for purposes of Section 13(d) of the Exchange Act, does not exceed 19.99% of the total number of shares of Common Stock that are outstanding immediately after giving effect to such exercise of the Warrant.

In addition, if (i) the Warrantholder that may hold all or any portion of the Warrant from time to time Transfers (as defined in the Warrant) the Warrant, in whole or in part, at any time or from time to time prior to the Expiration Time (as defined in the Warrant), to any Person that is not a member of the Investor Group as of the date of such Transfer, and (ii) the consideration received by the Warrantholder in respect of each share of Common Stock that is issuable upon exercise of that portion of the Warrant that is being Transferred is less than the Spread Value (as defined in the Warrant), and so long as the Warrantholder has taken certain actions in respect of its attempt to Transfer the Warrant as further described therein, then the Warrantholder or, if applicable, such other member of the Investor Group will be entitled to receive a payment from the Company in cash equal to the amount obtained by multiplying (i) the positive difference, if any, between (x) the Spread Value (as defined in the Warrant) and (y) the Net Per Share Consideration (as defined in the Warrant) paid to the Warrantholder or such other member of the Investor Group in connection with such Transfer, by (ii) the number of Shares issuable upon exercise of that portion of the Warrant subject to such Transfer.  The Warrant provides that the right to receive a "make-whole payment" from the Company as described in this paragraph is solely for the benefit of the Warrantholder and the other members of the Investor Group, and is not transferable or assignable in whole or in part to any other Person (other than members of the Investor Group).

The Warrant also provides that in the event of the occurrence of a Business Combination (as defined in the Warrant) in which the consideration payable to the holders of Common Stock does not consist exclusively of cash, at the election of the Warrantholder, the Warrantholder's right to receive stock or other securities or property at or following the closing of such Business Combination upon exercise of the Warrant will be converted, effective upon the closing of such Business Combination, into the right to receive a payment from the Company in cash equal to the amount obtained by multiplying (i) the number of Shares issuable upon exercise of the Warrant immediately prior to the consummation of such Business Combination, by (ii) the Business Combination Payment Amount (as defined in the Warrant) that is applicable to such Business Combination.  In addition, subject to the terms described immediately above and as further set forth in the Warrant, upon the occurrence of any Business Combination, reclassification of Common Stock, capital reorganization of the Common Stock or any other transaction or event in which the shares of Common Stock are exchanged for or converted into the right to receive any stock or other securities or property (including cash), the Warrantholder's right to receive Shares upon exercise of the Warrant (with the number of Shares issuable upon exercise of the Warrant being determined, for these purposes, without giving effect to the limitation on exercise set forth therein) will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the Common Stock issuable upon exercise of the Warrant immediately prior to such Business Combination, reclassification, capital reorganization or other transaction or event would have been entitled to receive upon consummation of such Business Combination, reclassification, capital reorganization or other transaction or event.

In addition, the Warrant Agreement includes a covenant that without the prior written consent of the Warrantholder, other than Permitted Transactions (as defined in the Warrant) or as expressly permitted by Section 13(A) of the Warrant, the Company shall not issue any shares of Common Stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for shares of Common Stock) (A) without consideration, or (B) at a consideration per share (or having a conversion, exercise or exchange, as applicable, price per share) that is less than 95% of the Market Price (as defined in the Warrant) on the trading day immediately preceding the date of the execution of the agreement in respect of the pricing such shares (or such rights, warrants or other securities) or, if no such pricing event shall occur, on the last trading day immediately preceding the date of the issuance or grant of such shares (or such rights, warrants or other securities).

The Warrant Agreement contains certain customary representations, warranties and covenants.  Pursuant to the Warrant Agreement, the Company has also agreed, subject to the terms set forth therein, to indemnify and hold the Warrantholder and the other Indemnified Parties (as defined in the Warrant Agreement) harmless against any and all losses, claims, liabilities, damages and expenses (including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred (and as incurred) in connection with prosecuting, investigating, defending or preparing to defend any action, suit, proceeding, demand or cause of action) incurred by the Warrantholder or any Indemnified Party or asserted against or involving the Warrantholder or any Indemnified Party as a result of or arising out of or in connection with the execution, delivery, enforcement or performance of the Warrant Agreement, the Warrant or the Registration Rights Agreement (as defined below) or the consummation of the transactions contemplated thereby, or any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing that is brought by any Person, whether based on contract, tort or any other theory and regardless of whether the Warrantholder or an Indemnified Party is a party thereof.

The Warrant, the shares of Common Stock issuable upon exercise of the Warrant and the other Registrable Securities (as defined in the Registration Rights Agreement) are subject to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of September 18, 2009, entered into among the Company and Banco Inbursa.  Pursuant to the Registration Rights Agreement, any Holder (as defined in the Registration Rights Agreement), including any assignee of record, may demand that the Company file a registration statement under the Securities Act covering the registration of all or any part of the Warrant, the shares of Common Stock issuable upon exercise of the Warrant or the other Registrable Securities, which right may be exercised at any time following the three (3) month anniversary of the date of the Registration Rights Agreement provided that the estimated market value of the securities to be registered is at least $7,500,000 in the aggregate and subject to the right of the Company to delay any such request on the terms set forth therein.  In addition, pursuant to the Registration Rights Agreement, the Company granted any Holder certain "piggyback" registration rights.

The foregoing summary of the Assignment Agreement, the Warrant, the Warrant Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Assignment Agreement, a copy of which is attached hereto as Exhibit 99.2, the Warrant, which was filed as Exhibit 99.4 to the initial Schedule 13D filed with the Commission on September 23, 2009, the Warrant Agreement, which was filed as Exhibit 99.5 to the initial Schedule 13D filed with the Commission on September 23, 2009 and the Registration Rights Agreement, which was filed as Exhibit 99.6 to the initial Schedule 13D filed with the Commission on September 23, 2009.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.  The foregoing summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 3, 2010, by and among the Reporting Persons.
Exhibit 99.2	Assignment Agreement, dated November 30, 2009, among Banco Inbursa and CICSA.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú
____________________________________

Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
____________________________________	Eduardo Valdés Acra
Attorney-in-Fact
Marco Antonio Slim Domit	March 3, 2010
____________________________________

Patrick Slim Domit
____________________________________

María Soumaya Slim Domit
____________________________________

Vanessa Paola Slim Domit
____________________________________

Johanna Monique Slim Domit
____________________________________

INMOBILIARIA CARSO, S.A. de C.V.
____________________________________ By: Armando Ibáñez Vázquez
Titile: Attorney-In-Fact**

BANCO INBURSA, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO INBURSA
____________________________________ By: Raul Humberto Zepeda Ruiz Title: Attorney-In-Fact***

CARSO INFRAESTRUCTURA Y CONSTRUCCIÓN, S.A.B. de C.V.

____________________________________ By: Quintín Humberto Botas Hernández
Title: Attorney-In-Fact****

____________________________________ By: Alejandro Archundia Becerra
Title: Attorney-In-Fact****

_____________________________
** The Powers of Attorney given by the members of the Slim Family and Inmobiliaria were previously filed with the Commission on October 22, 2008, as exhibits to a statement on Schedule 13G filed by the Reporting Persons with respect to Bronco Drilling Company, Inc.

*** The Power of Attorney given by Banco Inbursa was previously filed with the Commission on February 14, 2005, as an exhibit to a statement on Schedule 13G filed by the Slim Family, Banco Inbursa and certain other persons with respect to MCI, Inc.

**** The Power of Attorney given by CICSA was previously filed with the Commission on February 5, 2007, as an exhibit to a statement on Schedule 13G filed by the Reporting Persons with respect to Allis Chalmers Energy Inc.

SCHEDULE I

THE SLIM FAMILY

Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 México D.F., México

All of the individuals listed below are citizens of México.

Name	Principal Occupation

Carlos Slim Helú
Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B. de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Carlos Slim Domit
Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of Grupo Sanborns, S.A. de C.V., and Board Member of Sanborn Hermanos, S.A., Sears Roebuck, S.A. de C.V., Grupo Condumex, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V. and Fundación Carlos Slim, A.C.

Marco Antonio Slim Domit
Chairman of the Board of Directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V., and Board Member of Grupo Financiero Inbursa's, S.A.B. de C.V. subsidiaries, Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.

Patrick Slim Domit
Chairman of the Board of Directors of América Móvil, S.A.B. de C.V., Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V., and Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

María Soumaya Slim Domit	Vice President of Museo Soumaya

Vanessa Paola Slim Domit	Private Investor

Johanna Monique Slim Domit	Private Investor

SCHEDULE II

INMOBILIARIA CARSO, S.A. de C.V.

Avenida Insurgentes Sur #3500, Edificio Telmex, Piso 5, Colonia Peña Pobre, Delegación Tlalpan, C.P. 14060 México D.F., México

All of the individuals listed below are citizens of México.

Name and Position	Principal Occupation

Directors

Carlos Slim Helú
Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B. de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Carlos Slim Domit
Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of Grupo Sanborns, S.A. de C.V., and Board Member of Sanborn Hermanos, S.A., Sears Roebuck, S.A. de C.V., Grupo Condumex, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V. and Fundación Carlos Slim, A.C.

Marco Antonio Slim Domit
Chairman of the Board of Directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V., and Board Member of Grupo Financiero Inbursa's, S.A.B. de C.V. subsidiaries, Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.

Patrick Slim Domit
Chairman of the Board of Directors of América Móvil, S.A.B. de C.V., Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V., and Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

María Soumaya Slim Domit	Vice President of Museo Soumaya

Vanessa Paola Slim Domit	Private Investor

Johanna Monique Slim Domit	Private Investor

Executive Officer

Armando Ibáñez Vázquez	Chief Financial Officer of Inmobiliaria Carso

SCHEDULE III

BANCO INBURSA, S.A. INSTITUCION DE BANCA MULTIPLE

GRUPO FINANCIERO INBURSA

Avenida Insurgentes Sur 3500, Colonia Pena Pobre, 14060 Mexico, D.F., Mexico

All of the individuals listed below are citizens of México.

Name and Position	Principal Occupation

NON-INDEPENDENT PROPRIETARY MEMBERS

Eduardo Valdes Acra (Chairman)	Chief Executive Officer of Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa

Carlos Slim Helú
Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B. de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Marco Antonio Slim Domit	Chairman of the Board of Grupo Financiero Inbursa, S.A. B. de C.V., member of the Board of Telefonos de Mexico, S.A. B. de C.V. and member of the Board of Carso Global Telecom, S.A. B. de C.V.

Javier Foncerrada Izquierdo
Chief Executive Officer of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa and Sociedad Financiera Inbursa, S.A. de C.V. SOFOM, ER, Grupo Financiero Inbursa and member of the Board of various of Grupo Financiero Inbursa's subsidiaries

Adolfo Cerezo Perez	Chief Financial Officer of Telefonos de Mexico, S.A.B. de C.V.

INDEPENDENT PROPRIETARY MEMBERS

Jose Kuri Harfush	Chairman of Janel, S.A. de C.V. and Jasame, S.A. de C.V.

Juan Antonio Perez Simon	Chairman of Sanborns Hermanos, S.A. de C.V. and Alternate Chairman of Telefonos de Mexico, S.A.B. de C.V.

NON-INDEPENDENT ALTERNATE MEMBERS

Raúl Reynal Peña	Chief Financial Officer of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa.

Carlos Hajj Aboumrad	Chief Executive Officer of Galas de Mexico, S.A. de C.V.
Hector Slim Seade	Chief Executive Officer of Telefonos de Mexico, S.A.B. de C.V.

Luis Roberto Frias Humphrey	Officer of Corporate Banking of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa

Carlos Garcia Moreno	Chief Financial Officer of America Movil, S.A. de C.V.

INDEPENDENT ALTERNATE MEMBERS

Antonio Cosio Pando	General Manager of Compania Industrial de Tepeji del Rio, S.A. de C.V.

Fernando Gerardo Chico Pardo	Chief Executive Officer of Promecap, S.C.

SCHEDULE IV

CARSO INFRAESTRUCTURA Y CONSTRUCCIÓN, S.A.B. de C.V.

 Jaime Balmes No. 11, Torre C, piso 4, Colonia Los Morales Polanco, Mexico, D.F., Mexico

All of the individuals listed below are citizens of México.

Name and Position	Principal Occupation

Directors
Carlos Slim Helú
Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B. de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Jaime Chico Pardo
Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chief Executive Officer and Chairman of the Board of Directors of Carso Global Telecom, S.A.B. de C.V. and Co- Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Antonio Cosio Pando	General Manager of Compania Industrial de Tepeji del Río, S.A. de C.V.

Daniel Díaz Díaz	Adviser

Agustín Franco Macías	Chairman of the Board of Directors of Grupo Infra and Chief Executive Officer and Chairman of the Board of Directors of Cryo Infra

Antonio Gómez García	Chief Executive Officer of Carso Infraestructura y Construcción, S.A.B. de C.V.

José Humberto Gutiérrez Olvera Zubizarreta	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Chief Executive Officer and Chairman of the Board of Directors of Grupo Condumex, S.A. de C.V.

Guillermo Gutiérrez Saldivar	Chairman of the Board of Directors of Grupo Idesa and Chief Executive Officer of Equipos Mecánicos

Alfredo Harp Calderoni	Vice President of Fundación Alfredo Harp Helú, A.C.

José Fernando Romero Havaux	Chairman of the Board of Directors of Laboratorio de la Ciudad de México, Chairman of the Board of Directors of Laboratory of Architecture, and Chairman of the Board of Directors of Coarb

Daniel Ruiz Fernández	Consultant

Alfonso Salem Slim	Chief Executive Officer of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Manuel Salvoch Oncins	Chief Executive Officer of Ingeniería Mahf and Chief Executive Officer of Construcciones Mahf

José Shedid Merhy	Adviser

Guillermo Simón Miguel	Chief Executive Officer of Grupo PC Constructores

Executive Officers

Antonio Gómez Garcia	Chief Executive Officer of Carso Infraestructura y Construcción, S.A.B. de C.V.